# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: International Battery Metals LTD., CIK 0001786318
CUSIP: 459121109
Title of class of securities: Common Shares, no par value (the "Common Shares")
Address of issuer's principal executive offices: 12 Greenway Plaza, Suite 1100, Houston, Texas (TX), 77027
Date of event which requires filing of this statement: 01/30/2026
Filed by CIK 0002082309
Persons authorized to receive notices and communications: Jacob Aaron Warnock, 1 Calle Cervantes #5, San Juan, Puerto Rico (PR), 00907, (512) 335-0328

## Reporting persons
- Jacob Aaron Warnock (CIK 0002082309): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 142,898,181; shared voting power 0; sole dispositive power 142,898,181; shared dispositive power 0; aggregate amount beneficially owned 142,898,181 (45.1% of the class)
- EV Metals VI LLC (CIK 0002109918): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 38,436,449; sole dispositive power 0; shared dispositive power 38,436,449; aggregate amount beneficially owned 38,436,449 (12.1% of the class)
- EV Metals 7 LLC (CIK 0002110065): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 58,594,696; sole dispositive power 0; shared dispositive power 58,594,696; aggregate amount beneficially owned 58,594,696 (18.5% of the class)
- EV Metals 8 LLC (CIK 0002110102): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 21,812,000; sole dispositive power 0; shared dispositive power 21,812,000; aggregate amount beneficially owned 21,812,000 (6.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares, no par value (the "Common Shares")
Name of issuer: International Battery Metals LTD.
Address of issuer's principal executive offices: 12 Greenway Plaza, Suite 1100, Houston, Texas (TX), 77027
Comment:
This Amendment No. 1 to Schedule 13D (this "Amendment No. 1") amends and restates (where indicated) the Schedule 13D originally filed with the Securities and Exchange Commission ("SEC") on February 6, 2026 (as so amended, the "Schedule 13D"), by the Reporting Persons, related to the Common Shares. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

This Amendment No. 1 is being filed to add EV Metals VI LLC, EV Metals 7 LLC and EV Metals 8 LLC as Reporting Persons hereunder.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by Jacob Aaron Warnock ("Mr. Warnock"), EV Metals VI LLC ("EVM 6"), EV Metals 7 LLC ("EVM 7") and EV Metals 8 LLC ("EVM 8" and, together with Mr. Warnock, EVM 6 and EVM 7, the "Reporting Persons"). The Reporting Persons are making this single, joint filing and the agreement among the Reporting Persons to file jointly is attached hereto Exhibit 99.1.
Residence or business address: The principal business address of the Reporting Persons is 1 Calle Cervantes #5, San Juan, Puerto Rico 00907.
Present principal occupation or employment: Mr. Warnock is the manager of EV Metals GP LLC, which is the manager of EVM 6, EVM 7 and EVM 8. Mr. Warnock's principal occupation is Chief Executive Officer of Silver Creek Resources, LLC, a company specializing in mineral and royalty acquisitions of high-growth oil and gas rights in top-tier U.S. basins. The principal business address of Silver Creek Resources, LLC is 7800 Shoal Creek, Suite 144S, Austin, Texas 78757.
Criminal convictions in the last five years: During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and are not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, and there has been no such finding of any violation with respect to such laws.
Citizenship: Each of EVM 6, EVM 7 and EVM 8 are Delaware limited liability companies, and Mr. Warnock is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information in Item 6 to this Schedule 13D is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
Except as set forth herein, the Reporting Persons do not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. Each Reporting Person may, at any time and from time to time, review, reconsider and/or change his or its position or purpose or formulate different plans or proposals with respect thereto. At any time and from time to time, each Reporting Persons may, in connection with monitoring and evaluating his or its investment in the Company, and after giving consideration to, among other things, any communications about the Company, market conditions, contractual restrictions, legal restrictions, and/or other conditions, formulate a plan, proposal or other course of action which may relate to or result in, among other things and without limitation: (i) the purchase of additional Common Shares, warrants or related derivatives in the open market, in privately negotiated transactions or otherwise; (ii) the sale of all or a portion of the Common Shares, warrants or related derivatives now beneficially owned or hereafter acquired by such Reporting Person; (iii) seeking to influence the present board of directors of the Company (the "Board") or management of the Company, including but not limited to with respect to the business and affairs of the Company; or (vi) any of the other matters referred to in the instructions to Item 4 of Schedule 13D. Each Reporting Person may consider pursuing such plans, proposals or other courses of action with the Company's management, the Board, other Company shareholders, advisors or other persons.
Any action or actions any Reporting Person might undertake in respect of the Common Shares will be dependent upon such Reporting Person's review of numerous factors, including, among other things, the price level and liquidity of the Common Shares; general market and economic conditions; ongoing evaluation of the Company's business, financial condition, operations, prospects and strategic alternatives; the relative attractiveness of alternative business and investment opportunities; tax considerations; and other factors and future developments. Notwithstanding anything to the contrary herein, each Reporting Person specifically reserves the right to change his or its intentions with respect to any or all of the foregoing.
As described in Item 6 below, Mr. Warnock was nominated to the Board in connection with the February 2024 Placement and the entry into the Investor Rights Agreement (each as defined herein).
The information set forth in Item 6 of this Schedule 13D, including without limitation as to the rights and obligations of the Reporting Persons (as applicable) pursuant to the terms of the Warrants, the Subscription Agreements, the Letter Agreement, the Investor Rights Agreement, the IRA Amendment, the Registration Rights Agreement and the A&R Registration Rights Agreement (each as defined herein) and the other matters described therein, is hereby incorporated by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information contained on the cover pages of this Schedule 13D is incorporated herein by reference. The calculations of the percentage ownership of the Common Shares is based on 316,573,123 Common Shares outstanding as of January 30, 2026, as reported in the Company's prospectus filed with the SEC on February 2, 2026 pursuant to Rule 424(b)(3).
Number of shares as to which each person has sole or shared power to vote or dispose:
Mr. Warnock has sole voting power and sole dispositive power with respect to 142,898,181 Common Shares, comprised of: (i) 541,126 Common Shares held of record by Mr. Warnock; (ii) 9,792,659 Common Shares held of record by Elegante Energy LLC; (iii) 2,665,625 Common Shares held of record by EV Metals LLC; (iv) 746,250 Common Shares held of record by EV Metals II LLC; (v) 735,000 Common Shares held of record by EV Metals III LLC; (vi) 3,970,000 Common Shares held of record by EV Metals IV LLC; (vii) 18,640,667 Common Shares held of record by EVM 6; (viii) 29,297,348 Common Shares held of record by EVM 7; (ix) 10,906,000 Common Shares held of record by EVM 8; (x) 2,355,872 Common Shares held of record by JAW Puerto Rico Trust; (xi) 3,248,504 Common Shares held of record by Perk Salar, LLC; (xii) 2,702,400 Common Shares issuable upon exercise of the February 2024 Warrants (as defined herein) held of record by EVM 6; (xiii) 7,924,157 Common Shares issuable upon exercise of the May 2024 Warrants (as defined herein) held of record by EVM 6; (xiv) 8,478,246 Common Shares issuable upon exercise of the June 2024 Warrants (as defined herein) held of record by EVM 6; (xv) 690,979 Common Shares issuable upon exercise of the March 2025 Warrants (as defined herein) held of record by EVM 6; (xvi) 25,393,475 Common Shares issuable upon exercise of the March 2025 Warrants held of record by EVM 7; (xvii) 2,345,873 Common Shares issuable upon exercise of the April 2025 Warrants (as defined herein) held of record by EVM 7; (xviii) 1,558,000 Common Shares issuable upon exercise of the October 2025 Warrants (as defined herein) held of record by EVM 7; and (xix) 10,906,000 Common Shares issuable upon exercise of the October 2025 Warrants held of record by EVM 8.
EVM 6 has shared voting and dispositive power with respect to 38,436,449 Common Shares comprised of: (i) 18,640,667 Common Shares held directly by EVM 6; (ii) 2,702,400 Common Shares issuable upon exercise of the February 2024 Warrants held of record by EVM 6; (iii) 7,924,157 Common Shares issuable upon exercise of the May 2024 Warrants held of record by EVM 6; (iv) 8,478,246 Common Shares issuable upon exercise of the June 2024 Warrants held of record by EVM 6; and (v) 690,979 Common Shares issuable upon exercise of the March 2025 Warrants held of record by EVM 6.
EVM 7 has shared voting and dispositive power with respect to 58,594,696 Common Shares comprised of: (i) 29,297,348 Common Shares held directly by EVM 7; (ii) 25,393,475 Common Shares issuable upon exercise of the March 2025 Warrants held of record by EVM 7; (iii) 2,345,873 Common Shares issuable upon exercise of the April 2025 Warrants held of record by EVM 7; and (iv) 1,558,000 Common Shares issuable upon exercise of the October 2025 Warrants held of record by EVM 7.
EVM 8 has shared voting and dispositive power with respect to 21,812,000 Common Shares comprised of: 10,906,000 Common Shares held directly by EVM 8; and (ii) 10,906,000 Common Shares issuable upon exercise of the October 2025 Warrants held of record by EVM 8.
Transactions in the class effected during the past sixty days: The information in Item 6 to this Schedule 13D is incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: The information in Item 6 to this Schedule 13D is incorporated herein by reference.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On February 11, 2024, EVM 6 entered into a binding term sheet with the Company, pursuant to which EVM 6 agreed to subscribe for units of the Company for aggregate consideration of up to US$20 million (the "Term Sheet"). Below is a summary of the various transactions that have occurred pursuant to the Term Sheet:
On February 29, 2024, EVM 6 acquired 2,702,400 units of the Company (the "February 2024 Placement"). Each unit is comprised of one Common Share and one warrant to purchase one Common Share at an exercise price of CAD$1.25, until August 5, 2028 (the "February 2024 Warrants").
On May 3, 2024, EVM 6 acquired 7,924,157 units of the Company (the "May 2024 Placement"). Each unit is comprised of one Common Share and one warrant to purchase one Common Share at an exercise price of CAD$0.9579, until August 5, 2028 ("May 2024 Warrants"). In connection with the May 2024 Placement, the Company paid EVM 6 a structuring and financing fee in the amount of USD$322,000, payable through the issuance of 574,840 Common Shares, which were subsequently transferred to Mr. Warnock.
On June 19, 2024, EVM 6 acquired 8,478,246 units of the Company (the "June 2024 Placement"). Each unit is comprised of one Common Share and one warrant to purchase one Common Share at an exercise price of CAD$0.9579, until August 5, 2028 (the "June 2024 Warrants"). In connection with the June 2024 Placement, the Company paid EVM 6 a financing and structuring fee in the amount of US$238,000, payable through the issuance of 423,912 Common Shares, which were subsequently transferred to the Mr. Warnock.
Letter Agreement
On February 28, 2025, EVM 7 entered into the Letter Agreement with the Company (the "2025 Letter Agreement"), pursuant to which the Company granted EVM 7, directly or through one or more of its subsidiaries or affiliates, the option but not the obligation to purchase up to $15.0 million of units of the Company. On March 2, 2025, each of EVM6 and EVM 7 entered into a Subscription Agreement (the "March 2025 Subscription Agreements") with the Company under the 2025 Letter Agreement, pursuant to which, on March 31, 2025, EVM 7 acquired 25,393,475 units of the Company and EVM 6 acquired 690,979 units of the Company (the "March 2025 Placement"). Each unit of the Company acquired in the March 2025 Placement is comprised of one Common Share and one warrant to purchase one Common Share at an exercise price of CAD$0.51, until March 31, 2029 (the "March 2025 Warrants"). On April 11, 2025, under the 2025 Letter Agreement, EVM 7 acquired 2,345,873 units of the Company (the "April 2025 Placement"). Each unit of the Company acquired in the April 2025 Placement is comprised of one Common Share and one warrant to purchase one Common Share at an exercise price of CAD$0.51, until April 11, 2029 (the "April 2025 Warrants").
On October 30, 2025, each of EVM 7 and EVM 8 entered into a Subscription Agreement (the "October 2025 Subscription Agreements" and, together with the March 2025 Subscription Agreements, the "Subscription Agreements") with the Company under the 2025 Letter Agreement, pursuant to which EVM 7 acquired 1,558,000 units of the Company and EVM 8 acquired 10,906,000 units of the Company, respectively, for an aggregate of 12,464,000 units of the Company (the "October 2025 Placement"). Each unit of the Company acquired in the October 2025 Placement is comprised of one Common Share and one warrant to purchase a Common Share at an exercise price of CAD$0.30, until October 30, 2029 (the "October 2025 Warrants" and, together with the February 2024 Warrants, the May 2024 Warrants, the June 2024 Warrants, the March 2025 Warrants and the April 2025 Warrants, the "Warrants").
Investor Rights Agreement
On February 23, 2024, EV Metals (as defined therein) entered into an Investor Rights Agreement with the Company (the "Investor Rights Agreement"), which, among other things, granted EV Metals the right to appoint one director to the Board for as long as EV Metals and its affiliates maintained beneficial ownership of at least 5% of the issued and outstanding Common Shares and so long as the Board is comprised of five or less individuals. EV Metals selected Mr. Warnock as their initial nominee to the Board. In connection with the March 2025 Placement, on March 31, 2025, EV Metals entered into an amendment to the Investor Rights Agreement with the Company (the "IRA Amendment"). The IRA Amendment granted EV Metals the right to approve, in its sole discretion, the appointment of one additional individual to the Board so long as the Board is comprised of more than five individuals, provided that the additional appointee is independent of EV Metals and the Company. Such nomination right continues for as long as EV Metals and its affiliates maintain beneficial ownership of at least 5% of the issued and outstanding Common Shares.
Registration Rights Agreement
On May 3, 2024, EVM 6 entered into a Registration Rights Agreement with the Company (the "Registration Rights Agreement"). On July 20, 2025, EVM 6 entered into an Amended and Restated Registration Rights Agreement with the Company (the "A&R Registration Rights Agreement"), which amended the Registration Rights Agreement. Pursuant to the A&R Registration Rights Agreement, the Company agreed to use its reasonable best efforts to cause its Registration Statement on Form S-1 related to the Common Shares (the "Registration Statement") to be declared effective as promptly as reasonably practicable but in no event later than July 20, 2026. The A&R Registration Rights Agreement provides that, subject to certain requirements and customary conditions, EVM 6 has certain "piggy-back" registration rights with respect to underwritten offerings by the Company and other shareholders. In addition, upon the request of EVM 6, the Company has agreed to take the necessary steps to facilitate up to two underwritten offerings which must occur prior to the third anniversary of the effective date of the Registration Statement; provided that the aggregate price of such offering is expected to be $25 million or less.
The A&R Registration Rights Agreement contains customary cross-indemnification provisions, under which the Company is obligated to indemnify the selling shareholders in the event of material misstatements or omissions in the Registration Statement and any violation or alleged violation by the Company of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, any state securities law, or any rule or regulation thereunder, and the selling shareholders are obligated to indemnify the Company for material misstatements or omissions attributable to them. The Company will generally pay all registration expenses in connection with its obligations under the A&R Registration Rights Agreement, regardless of whether any of the Common Shares are sold pursuant to a registration statement.
In connection with the foregoing, pursuant to the A&R Registration Rights Agreement, (i) the Company agreed to extend the expiration date of the warrants previously issued to EV Metals pursuant to the February 2024 Placement, the May 2024 Placement and the June 2024 Placement to August 5, 2028 (the "Warrant Amendments") and (ii) EVM 6 agreed to waive its rights to any possible claims, including the right to liquidation damages, under the Registration Rights Agreement provided that the Warrant Amendments are approved by the TSX Venture Exchange.
The foregoing descriptions of the Warrants, the Subscription Agreements, the Letter Agreement, the Investor Rights Agreement, the IRA Amendment, the Registration Rights Agreement and the A&R Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the actual terms of such documents, copies of which are attached as exhibits hereto and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit Number Description
99.1 Joint Filing Agreement (filed herewith).
99.2 Power of Attorney (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed with the SEC by the Reporting Persons on February 6, 2026, File No. 005-95447).
99.3 Form of February 2024 Warrants (incorporated by reference to Exhibit 4.3 to Amendment No. 5 to Form S-1 filed by the Company with the SEC on January 28, 2026, File No. 333-286616).
99.4 From May 2024 Warrants (incorporated by reference to Exhibit 4.4 to Amendment No. 5 to Form S-1 filed by the Company with the SEC on January 28, 2026, File No. 333-286616).
99.5 Form of June 2024 Warrants (incorporated by reference to Exhibit 4.5 to Amendment No. 5 to Form S-1 filed by the Company with the SEC on January 28, 2026, File No. 333-286616).
99.6 Registration Rights Agreement, dated May 3, 2024, between International Battery Metals Ltd. and EV Metals VI LLC (incorporated by reference to Exhibit 10.9 to Amendment No. 5 to Form S-1 filed by the Company with the SEC on January 28, 2026, File No. 333-286616).
99.7 Letter Agreement, dated February 28, 2025, between International Battery Metals Ltd. and EV Metals 7 LLC (incorporated by reference to Exhibit 10.14 to Amendment No. 5 to Form S-1 filed by the Company with the SEC on January 28, 2026, File No. 333-286616).
99.8 Investor Rights Agreement, dated February 23, 2024, between International Battery Metals Ltd. and EV Metals (as defined therein) (incorporated by reference to Exhibit 10.15 to Amendment No. 5 to Form S-1 filed by the Company with the SEC on January 28, 2026, File No. 333-286616).
99.9 Amendment to the Investor Rights Agreement, dated March 31, 2025, between International Battery Metals Ltd. and EV Metals 7 LLC (incorporated by reference to Exhibit 10.16 to Amendment No. 5 to Form S-1 filed by the Company with the SEC on January 28, 2026, File No. 333-286616).
99.10* Subscription Agreement, dated March 2, 2025, between International Battery Metals Ltd. and EV Metals 7 LLC (incorporated by reference to Exhibit 10.17 to Amendment No. 5 to Form S-1 filed by the Company with the SEC on January 28, 2026, File No. 333-286616).
99.11* Subscription Agreement, dated March 2, 2025, between International Battery Metals Ltd. and EV Metals VI LLC (incorporated by reference to Exhibit 10.18 to Amendment No. 5 to Form S-1 filed by the Company with the SEC on January 28, 2026, File No. 333-286616).
99.12 Amended and Restated Registration Rights Agreement, dated July 20, 2025, by and between International Battery Metals Ltd. and EV Metals VI LLC (incorporated by reference to Exhibit 10.29 to Amendment No. 5 to Form S-1 filed by the Company with the SEC on January 28, 2026, File No. 333-286616).
99.13 Notice and Consent to the Amendments of Warrant Terms, dated July 20, 2025, by and between International Battery Metals Ltd. and EV Metals VI LLC (incorporated by reference to Exhibit 10.31 to Amendment No. 5 to Form S-1 filed by the Company with the SEC on January 28, 2026, File No. 333-286616).
99.14 Subscription Agreement, dated October 30, 2025, between International Battery Metals Ltd. and EV Metals 7 LLC (incorporated by reference to Exhibit 10.35 to Amendment No. 5 to Form S-1 filed by the Company with the SEC on January 28, 2026, File No. 333-286616).
99.15 Subscription Agreement, dated October 30, 2025, between International Battery Metals Ltd. and EV Metals 8 LLC (incorporated by reference to Exhibit 10.36 to Amendment No. 5 to Form S-1 filed by the Company with the SEC on January 28, 2026, File No. 333-286616).
99.16 Warrant Certificate, dated October 30, 2025 (incorporated by reference to Exhibit 10.37 to Amendment No. 5 to Form S-1 filed by the Company with the SEC on January 28, 2026, File No. 333-286616).
99.17 Warrant Certificate, dated October 30, 2025 (incorporated by reference to Exhibit 10.38 to Amendment No. 5 to Form S-1 filed by the Company with the SEC on January 28, 2026, File No. 333-286616).

## Signatures
- Jacob Aaron Warnock: /s/ Norma Garcia, Attorney-in-fact for Jacob Aaron Warnock (02/25/2026)
- EV Metals VI LLC: /s/ Norma Garcia, Attorney-in-fact for EV Metals VI LLC (02/25/2026)
- EV Metals 7 LLC: /s/ Norma Garcia, Attorney-in-fact for EV Metals 7 LLC (02/25/2026)
- EV Metals 8 LLC: /s/ Norma Garcia, Attorney-in-fact for EV Metals 8 LLC (02/25/2026)